Invesco Ltd Ratio of Earnings to Fixed Charges	Exhibit 12.1

	Nine months ended September 30, 2012	Year ended December 31,
		2011	2010	2009	2008	2007
Income before income taxes	669.4	908.1	833.8	357.5	657.0	1,243.8
Less: Equity in earnings of unconsolidated affiliates	(21.8)	(30.5)	(40.2)	(27.0)	(46.8)	(48.1)

Pre tax income before equity in earnings of unconsolidated affiliates	647.6	877.6	793.6	330.5	610.2	1,195.7
Add: Fixed Charges	54.6	80.8	76.4	81.7	93.3	90.5
Add: Amortization of capitalized interest	—	—	—	—	—	—
Add: Dividends from unconsolidated affiliates	14.7	21.3	26.0	28.3	29.8	1.8
Less: Interest capitalized	—	—	—	—	—	—
(Income)/loss attributable to noncontrolling interests in consolidated entities, net	59.1	107.7	(171.1)	113.2	60.7	(212.9)

Earnings	776.0	1,087.4	724.9	553.7	794.0	1,075.1

Fixed charges:

Portion of rent expense representing interest	15.0	19.0	17.7	17.2	16.4	19.2
Interest	39.6	61.8	58.6	64.5	76.9	71.3

Total fixed charges	54.6	80.8	76.3	81.7	93.3	90.5

Ratio of earnings/fixed charges	14.21	13.46	9.50	6.78	8.51	11.88